EXHIBIT 99

Crown Cork & Seal Company, Inc.

ITEM 8. FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index to Exhibit 99 present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index to Exhibit 99 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2007

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

For the years ended December 31	2006	2005	2004

Net sales	$6,982	$6,675	$6,285

Cost of products sold, excluding depreciation and amortization	5,863	5,535	5,244
Depreciation and amortization	227	237	247

Gross profit	892	903	794

Selling and administrative expense	316	339	307
Provision for asbestos...Note M	10	10	35
Provision for restructuring...Note O	15	13	6
Provision for asset impairments and loss/gain on sale of assets... Note P	(64)	(18)	31
Loss from early extinguishments of debt... Note S		383	39
Interest expense	286	361	361
Interest income	(12)	(9)	(8)
Translation and exchange adjustments...Note R	6	94	(98)

Income/(loss) from continuing operations before income taxes,
minority interests and equity earnings	335	(270)	121
Provision/(benefit) for income taxes...Note V	(62)	11	67
Minority interests	(55)	(51)	(41)
Equity earnings		12	14

Income/(loss) from continuing operations	342	(320)	27

Discontinued operations...Note B
Income/(loss) before income taxes	(34)	(21)	40
Provision/(benefit) for income taxes	(1)	21	16

Income/(loss) from discontinued operations	(33)	(42)	24

Net income/(loss)	$309	($362)	$51

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

December 31	2006	2005

Assets
Current assets
Cash and cash equivalents	$407	$294
Receivables, net...Note F	689	686
Inventories...Note G	906	810
Prepaid expenses and other current assets	59	55

Total current assets	2,061	1,845

Goodwill...Note D	2,185	2,013
Property, plant and equipment, net...Note H	1,608	1,607
Other non-current assets...Note I	620	1,080

Total	$6,474	$6,545

Liabilities & shareholders’ deficit
Current liabilities
Short-term debt...Note R	$78	$72
Current maturities of long-term debt...Note R	43	139
Accounts payable and accrued liabilities...Note J	1,792	1,657
Income taxes payable	39	58

Total current liabilities	1,952	1,926

Long-term debt, excluding current maturities...Note R	3,420	3,192
Postretirement and pension liabilities...Note U	749	745
Other non-current liabilities...Note K	499	658
Minority interests	279	246
Commitments and contingent liabilities...Notes L and N

Shareholders’ deficit
Additional paid-in capital	2,523	2,523
Accumulated deficit	(1,217)	(1,526)
Accumulated other comprehensive loss...Note E	(1,731)	(1,219)

Total shareholders’ deficit	(425)	(222)

Total	$6,474	$6,545

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

For the years ended December 31	2006	2005	2004

Cash flows from operating activities
Net income/(loss)	$309	($362)	$51
Adjustments to reconcile net income/(loss) to net cash provided by/(used for) operating activities:
Depreciation and amortization	230	282	308
Loss/(gain) from translation and foreign exchange	6	94	(98)
Provision for asset impairments and loss/gain on sale of assets	(64)	10	47
Write-off of deferred financing fees...Note T		101	33
Pension expense	37	85	100
Pension contributions	(90)	(401)	(171)
Deferred income taxes	(110)	(35)	12
Minority interests and equity earnings	55	39	28
Changes in assets and liabilities net of effect of divested businesses:
Receivables	39	72	(43)
Inventories	(66)	(28)	(37)
Accounts payable and accrued liabilities	19	118	117
Asbestos liabilities	(16)	(19)	(6)
Other	9	(81)	52

Net cash provided by/(used for) operating activities	358	(125)	393

Cash flows from investing activities
Capital expenditures	(191)	(192)	(138)
Proceeds from sale of businesses, net of cash sold...Note B	7	627
Proceeds from sale of property, plant and equipment	81	40	39
Other	(8)	(11)	(8)

Net cash provided by/(used for) investing activities	(111)	464	(107)

Cash flows from financing activities
Proceeds from long-term debt	232	1,616	720
Payments of long-term debt	(143)	(2,268)	(873)
Net change in revolving credit facility and short-term debt	(81)	248	(24)
Debt issue costs	(4)	(26)	(31)
Net change in long-term intercompany balance	(120)	(19)	14
Dividends paid to minority interests	(29)	(45)	(41)
Other	(16)

Net cash used for financing activities	(161)	(494)	(235)

Effect of exchange rate changes on cash and cash equivalents	27	(22)	19

Net change in cash and cash equivalents	113	(177)	70
Cash and cash equivalents at January 1	294	471	401

Cash and cash equivalents at December 31	$407	$294	$471

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)
(in millions, except share data)

		|			Accumulated
		|			Other
	Comprehensive	|	Paid-In	Accumulated	Comprehensive
	Income/(Loss)	|	Capital	Deficit	Loss	Total

		|
Balance January 1, 2004		|	$2,523	($1,215)	($1,170)	$ 138
		|
Net income	$ 51	|		51		51
Derivatives qualifying as hedges	7	|			7	7
Translation adjustments	107	|			107	107
Translation adjustments - disposition of foreign investments	29	|			29	29
Minimum pension liability adjustments, net of tax of $9	(63)	|			(63)	(63)
Available for sale securities	3	|			3	3
		|
Comprehensive income	$134	|
		|
		|
		|
Balance December 31, 2004		|	2,523	(1,164)	(1,087)	272
		|
Net loss	($362)	|		(362)		(362)
Derivatives qualifying as hedges	(10)	|			(10)	(10)
Translation adjustments	(187)	|			(187)	(187)
Translation adjustments - disposition of foreign investments	(5)	|			(5)	(5)
Minimum pension liability adjustments, net of tax of $19	76	|			76	76
Available for sale securities	(6)	|			(6)	(6)
		|
Comprehensive loss	($494)	|
		|
		|
		|
Balance December 31, 2005		|	2,523	(1,526)	(1,219)	(222)
		|
Net income	$ 309	|		309		309
Derivatives qualifying as hedges	2	|			2	2
Translation adjustments	133	|			133	133
Minimum pension liability adjustments, net of tax of $2	710	|			710	710
Minimum pension tax adjustment - Note U	(121)	|			(121)	(121)
Available for sale securities	5	|			5	5
		|
Comprehensive income	$1,038	|
		|
		|
Adoption of FAS 158 - Note A		|			(1,241)	(1,241)
		|
		|
Balance December 31, 2006		|	$2,523	($1,217)	($1,731)	($ 425)
		|
		|

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share, per share, employee and statistical data)

A.   Summary of Significant Accounting Policies

Business and Principles of Consolidation.    The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. (the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies). Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holdings, Inc. (“CHI”).

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”) as defined in FASB Interpretation No. 46 (“FIN 46”). If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity’s expected losses or receive more than 50% of the entity’s expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has effective control, which includes certain subsidiaries that are not majority-owned. Certain of the Company’s joint venture agreements, including those discussed in Note C, contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company. Accordingly, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the joint venture agreements. Investments in companies in which the Company does not have effective control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in shareholders’ equity. Other investments are carried at cost.

Foreign Currency Translation.    For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition.    Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Crown Cork & Seal Company, Inc.

Stock-Based Compensation.    The Company participates in CHI’s stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (“FAS 123(R)”), “Share Based Payment.” The Company is using the modified prospective transition method of FAS 123(R) whereby compensation expense for all nonvested stock awards, measured by the grant-date fair value of the awards, will be charged to earnings prospectively over the remaining vesting period based on the estimated number of awards that are expected to vest. Similarly, compensation expense for all future awards will be recognized over the vesting period based on the grant-date fair value and the estimated number of awards that are expected to vest. Compensation expense is recognized over the vesting period on a straight-line basis over the total service period for the entire award. Valuation of awards granted prior to the adoption of the standard were calculated using the Black-Scholes option pricing model and the Company expects to use the same model for valuing future awards.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123(R) to stock options in prior years.

	2005	2004

Net income/(loss) as reported	($362)	$51
Add: Stock-based compensation expense for restricted stock
already included in net income/(loss) as reported, net of tax	3
Deduct: Proforma stock-based compensation expense
for stock options and restricted stock, net of tax	(13)	(9)

Proforma net income/(loss)	($372)	$42

Cash and Cash Equivalents.    Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable. Restricted cash of $17 at December 31, 2005 was included within other non-current assets in the Consolidated Balance Sheet.

Accounts Receivable and Allowance for Doubtful Accounts.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation.    Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the last-in, first-out (“LIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment.    Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Crown Cork & Seal Company, Inc.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Intangibles.   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost. Potential impairment is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. If the carrying value of the reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets.   In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, then an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Taxes on Income.   The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company’s stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls. Investment tax credits earned in connection with capital expenditures are recorded as a reduction in income taxes in the year the credit arises. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging.   All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in shareholders’ equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Crown Cork & Seal Company, Inc.

Hedge accounting is discontinued prospectively when (i) the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Research and Development.   Net research, development and engineering costs of $42, $47 and $47 in 2006, 2005 and 2004, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications.   Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Recent Accounting and Reporting Standards.    During 2006, the Company adopted the following accounting and reporting standards:

SFAS 123(R), as discussed above under Stock-Based Compensation, resulted in a charge to income from continuing operations and net income of $5 ($5 net of tax, or $0.03 per basic and diluted share) in 2006 and had no effect on the statement of cash flows because the Company is using the with-and-without approach to account for its utilization of windfall tax benefits. See Note Q for additional disclosures required by the new standard.

SFAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4,” amends the guidance in ARB No. 43 to clarify that abnormal amounts of idle capacity expense, freight, handling costs and material spoilage should be expensed as incurred and not included in overhead. The Company prospectively adopted this standard and its adoption had no impact on the Company’s results of operations or financial position.

SFAS No. 153, “Exchanges of Nonmonetary Assets– An Amendment of APB Opinion No. 29,” eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB 29 and replaces it with an exception for exchanges that do not have commercial substance. The Company prospectively adopted this standard and its adoption had no impact on the Company’s results of operations or financial position.

SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB No. 20 and FASB Statement No. 3,” requires retrospective application, with minor exceptions, to prior periods’ financial statements for changes in accounting principle. The statement applies primarily to voluntary changes in accounting principle. The Company prospectively adopted the standard and its adoption had no impact on the Company’s results of operations or financial position.

SFAS No. 158 (“FAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R),” requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to (1) recognize on its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, (2) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognize changes in the funded status of a plan through comprehensive income in the year in which the changes occur. The adoption of FAS 158 resulted in the following adjustments to the consolidated balance sheet at December 31, 2006.

Crown Cork & Seal Company, Inc.

	Balance before	Effect of	Balance after
	adoption	adoption	adoption

Prepaid pension assets	$1,697	($1,402)	$ 295
Intangible pension assets	8	(8)
Accrued pension liabilities	197	(5)	192
Postretirement liabilities	550	64	614
Net deferred tax liabilities	314	(228)	86
Accumulated other comprehensive loss	490	1,241	1,731

The U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Adoption of SAB 108 had no impact on the Company’s results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN 48 requires that the impact of a tax position be recognized if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon the ultimate settlement. The provisions of FIN 48 are effective for the Company as of January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact the adoption of FIN 48 will have on its financial statements.

B.   Discontinued Operations

During the second and third quarters of 2006, the Company sold its remaining European plastics operations for $2, net of cash divested. These operations primarily make plastic bottles as well as products for cosmetics and beauty care companies. In November 2006, the Company sold its Americas health and beauty care operations for $4, net of cash divested. In October 2005, the Company sold its plastic closures business for total proceeds of $690. The assets sold included $50 of cash and the Company paid $13 in fees related to the sale, resulting in net proceeds of $627.

The divested businesses were previously included as non-reportable segments in the Company’s segment reporting and had combined net sales of $158, $931 and $914 for the years ended December 31, 2006, 2005 and 2004, respectively.

The results of operations for the divested businesses were reported within discontinued operations in the accompanying statements of operations, and prior period statements of operations have been recast. The Consolidated Statements of Cash Flows do not separately report the cash flows of the discontinued operations. Interest expense was not allocated to the divested businesses and, therefore, all of the Company’s interest expense is included within continuing operations.

Crown Cork & Seal Company, Inc.

The components of the income/(loss) from discontinued operations are presented below.

	2006	2005	2004

Income/(loss) before tax	($6)	$6	$40
Income tax on operations		(4)	(16)
Loss on disposal	(28)	(27)
Income tax on disposal	1	(17)

Income/(loss) from discontinued operations	($33)	($42)	$24

C.   Change in Consolidation

In connection with the Company’s plans to expand its beverage can operations in the Middle East, the Company obtained effective control of certain of these operations as of September 1, 2005 through amendments to existing shareholders’ agreements. The Company owns from 40% to 50% of these operations and its ownership percentages did not change as a result of the amendments. With the amendments, the Company now has the unilateral right to establish the operating, capital and financing activities of these operations and, accordingly, has changed its method of accounting to the consolidation method from the equity method.

The change in accounting had no effect on the Company’s net income or earnings per share. The Company’s proforma net sales are presented below as if the operations were consolidated as of the beginning of the year for each year presented.

Net sales	2005	2004

As reported	$6,675	$6,285
Proforma	6,792	6,411

D.   Goodwill and Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2006 and 2005 were as follows:

	Americas	North America	European	European	Non-reportable
	Beverage	Food	Beverage	Food	segments	Total

Balance at January 1, 2005	$419	$148	$729	$716	$580	$2,592
Goodwill of divested business					(387)	(387)
Change in consolidation			16			16
Foreign currency translation	1	3	(72)	(87)	(53)	(208)

Balance at December 31, 2005	420	151	673	629	140	2,013
Foreign currency translation			77	74	21	172

Balance at December 31, 2006	$420	$151	$750	$703	$161	$2,185

The goodwill of divested business caption in 2005 includes the goodwill of the divested plastic closures business as discussed in Note B. The change in consolidation caption in 2005 includes the effect of consolidating certain entities that were previously not consolidated as discussed in Note C.

Identifiable intangible assets other than goodwill are recorded within other noncurrent assets in the Consolidated Balance Sheets and are not material.

Crown Cork & Seal Company, Inc.

E.   Accumulated Other Comprehensive Loss

As of December 31, accumulated other comprehensive loss consisted of the following:

	2006	2005

Pension and postretirement adjustments	($1,304)	($652)
Cumulative translation adjustments	(433)	(566)
Derivatives qualifying as hedges	2
Available for sale securities	4	(1)

	($1,731)	($1,219)

F.   Receivables

	2006	2005

Accounts and notes receivable	$584	$596
Less: allowance for doubtful accounts	(38)	(33)

Net trade receivables	546	563
Miscellaneous receivables	143	123

	$689	$686

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004. Charges or credits to the allowance that affect the consolidated statements of operations are reported within cost of products sold, excluding depreciation and amortization.

	Balance at	Expense /			Balance at
	beginning of year	(income)	Write-offs	Translation	end of year

2004	$56	($3)	($13)	$2	$42
2005	42		(5)	(4)	33
2006	33	3	(1)	3	38

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flow activities. Under its $225 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions.

The Company continues to service these receivables for a fee but does not retain any interest in the receivables sold. The Company has relinquished control of the receivables and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At December 31, 2006 and 2005, $130 and $120, respectively, of receivables were securitized under the North American facility.

In 2005, the Company entered into a new €120 European securitization facility. Under this facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries. The buying entity finances the purchase of receivables through the issuance of senior units to a company in which the Company does not retain any interest. The selling subsidiaries continue to service the receivables for a fee, but do not retain any interest in the receivables sold and the sales are reflected as a reduction in receivables within the Consolidated Balance Sheets. At December 31, 2006 and 2005, $110 and $114, respectively, of receivables were securitized under this facility.

During 2006, 2005 and 2004, the Company recorded expenses related to the securitization facilities of $15, $9 and $5, respectively, as interest expense.

Crown Cork & Seal Company, Inc.

G.   Inventories

	2006	2005

Finished goods	$308	$281
Work in process	122	101
Raw materials and supplies	476	428

	$906	$810

Approximately 20% of worldwide productive inventories at December 31, 2006 and 2005 were stated on the LIFO method of inventory valuation. Had average cost (which approximates replacement cost) been applied to such inventories at December 31, 2006 and 2005, total inventories would have been $51 higher in both years.

H.   Property, Plant and Equipment

	2006	2005

Buildings and improvements	$732	$749
Machinery and equipment	3,817	3,549

	4,549	4,298
Less: accumulated depreciation and amortization	(3,179)	(2,936)

	1,370	1,362
Land and improvements	141	140
Construction in progress	97	105

	$1,608	$1,607

I.   Other Non-Current Assets

	2006	2005

Pension assets	$295	$871
Intercompany loan to Crown Holdings, Inc.	117
Debt issue costs	61	48
Pension intangibles		17
Deferred taxes	30	59
Investments	39	40
Long-term notes and receivables	40	6
Other	38	39

	$620	$1,080

The reduction in pension assets and the elimination of pension intangibles in 2006 was primarily due to the adoption of FAS 158 as discussed in Note A.

The investments caption primarily includes the Company’s investments accounted for by the equity method and the cost method. The caption also includes balances of $9 and $4 as of December 31, 2006 and 2005, respectively, for an investment accounted for as an available-for-sale security.

Crown Cork & Seal Company, Inc.

J.   Accounts Payable and Accrued Liabilities

	2006	2005

Trade accounts payable	$1,224	$1,075
Salaries, wages and other employee benefits, including pension and postretirement	167	211
Accrued taxes, other than on income	120	99
Accrued interest	42	30
Asbestos liabilities	25	30
Restructuring	11	13
Deferred taxes	20	39
Other	183	160

	$1,792	$1,657

K.   Other Non-Current Liabilities

	2006	2005

Deferred taxes	$106	$298
Asbestos liabilities	173	184
Postemployment benefits	44	44
Fair value of derivatives	55	12
Environmental	23	26
Intercompany loan from Crown Holdings, Inc.		3
Other	98	91

	$499	$658

The reduction in deferred taxes was primarily due to the adoption of FAS 158 as discussed in Note A.

L.   Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included in property, plant and equipment. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays, rent concessions or leasehold improvement incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $4 and $2 at December 31, 2006 and 2005, respectively.

Under long-term operating leases, minimum annual rentals are $61 in 2007, $47 in 2008, $33 in 2009, $22 in 2010, $20 in 2011 and $50 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $10 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $4 as of December 31, 2006. Rental expense (net of sublease rental income) was $57, $52 and $57 in 2006, 2005 and 2004, respectively.

M.   Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into the Company.

Prior to 1998, the amounts paid to asbestos claimants were covered by a fund made available to the Company under a 1985 settlement with carriers insuring the Company through 1976, when the Company became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

Crown Cork & Seal Company, Inc.

In May 2006, May 2005, January 2005 and April 2004, the States of South Carolina, Florida, Ohio and Mississippi, respectively, enacted legislation that limits the asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new legislation, which applies to future and, with the exception of South Carolina, pending claims, caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total value of its predecessor’s assets adjusted for inflation. The Company has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 31, 2003, the Company received a favorable ruling on its motion for summary judgment in two asbestos-related cases pending against it in the district court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas), which were appealed. On May 4, 2006, the Texas Fourteenth Court of Appeals upheld the favorable ruling on one of the two cases (Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas). The Appeals court decision has been appealed by the plaintiff. In addition, a favorable ruling for summary judgment in an asbestos case pending against it in the district court of Travis County, Texas (in Re Rosemarie Satterfield as Representative of the Estate of Jerrold Braley Deceased v. Crown Cork & Seal Company, Inc. District Court Travis County, 98th Judicial District Cause No. GN-203572) has been appealed. Although the Company believes that the rulings of the District Court and Appeals Court are correct, there can be no assurance that the legislation will be upheld by the Texas courts on appeal or in other cases that may challenge the legislation.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia and remanded the cases to the Philadelphia Court of Common Pleas (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Court ruled that the new statute, as applied, violated the Pennsylvania Constitution because it retroactively extinguished the plaintiffs’ pre-existing and accrued causes of action. The Company believes that the ruling by the court was limited only to cases which were pending at the time the legislation was enacted. In November 2004, the Commonwealth of Pennsylvania enacted legislation amending the 2001 successor liability statute providing that the 2001 statute applies only to asbestos-related claims with respect to which the two-year statute of limitations for asbestos-related claims began to run after the new statute was enacted on December 17, 2001. On July 28, 2005, the Philadelphia Court of Common Pleas granted Crown Cork’s global motion for summary judgment to dismiss all pending asbestos-related cases filed in the court after December 17, 2003 (In re: Asbestos-Litigation October term 1986, No. 001). Subsequently filed cases have also been dismissed by the Philadelphia Court of Common Please based on the statute. These decisions remain subject to potential appeal by the plaintiffs and, in five cases, a notice of appeal to the Superior Court of Pennsylvania has been filed by the plaintiffs. The Company cautions that its position regarding the limitation of the Pennsylvania Supreme Court ruling may not be upheld.

Crown Cork & Seal Company, Inc.

In recent years, certain other state and federal legislators have considered legislation to reform the treatment of asbestos-related personal injury claims. The Fairness in Asbestos Injury Resolution Act of 2005 (the “FAIR Bill”) was introduced in the United States Senate in April 2005, and was defeated in a procedural vote in the Senate in February 2006 and motion for reconsideration has been filed. The FAIR Bill would create a national trust fund in lieu of state and federal litigation to compensate people with asbestos-related diseases. The trust fund would require contributions from companies, such as Crown Cork, that have made past payments for asbestos-related personal injury claims and would limit the payments made by such companies relating to asbestos-related liabilities during the life of the fund. There can be no assurance that federal asbestos legislation, such as the FAIR Bill, will be passed into law or the form that any such legislation will take. Due to this uncertainty, the Company has not considered possible federal legislation in evaluating the adequacy of the Company’s reserve for asbestos-related claims.

During 2006, 2005 and 2004, respectively, the Company (i) received 5,000, 9,000 and 13,000 new claims, (ii) settled or dismissed 5,000, 4,000 and 14,000 claims, and (iii) had 79,000, 79,000 and 74,000 claims outstanding at the end of the respective years. The outstanding claims at December 31, 2006 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow.

During 2006, 2005 and 2004, respectively, the Company (i) recorded pre-tax charges of $10, $10 and $35 to increase its accrual, (ii) made asbestos-related payments of $26, $29 and $41, (iii) settled claims totaling $20, $15 and $30, including amounts committed to be paid in future periods and (iv) had outstanding accruals of $198, $214 and $233 at the end of the year.

The Company estimates that its probable and estimable asbestos liability for pending and future asbestos claims and related legal costs will range between $198 and $247. The accrual balance of $198 at the end of 2006 includes $118 for unasserted claims and $5 for committed settlements that will be paid in 2007.

Historically (1977-2006), the Company estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual and range of potential liability any amounts for settlements by persons alleging first exposure to asbestos after 1964.

Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the South Carolina, Florida, Ohio, Mississippi, Texas and Pennsylvania asbestos legislation described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual includes estimates for probable costs for claims through the year 2016. The upper end of the Company’s estimated range of possible asbestos costs of $247 includes claims beyond that date.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual and the estimated range of potential liability. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

Crown Cork & Seal Company, Inc.

N.   Commitments and Contingent Liabilities

The Company has been identified by the EPA as a potentially responsible party (along with others, in most cases) at a number of sites. The Company also has environmental issues at certain of its plants in the Americas and Europe. Actual expenditures for remediation were $1 in each of the last three years. The Company’s balance sheet reflects estimated undiscounted remediation liabilities of $24 and $27 at December 31, 2006 and 2005, respectively, including $1 as current liabilities in each year. The Company records an environmental liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The reserves at December 31, 2006 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded reserves cannot be estimated.

In 2003, Crown Cork amended the retiree medical benefits that it had been providing to approximately 10,000 retirees pursuant to a series of collective bargaining agreements between Crown Cork and certain unions. The amendments increased maximum coverage, required additional retiree contributions for medical and prescription drug costs and reduced other coverage benefits. Crown Cork is a party to litigation initiated in June 2003 in which the USWA and IAM unions and retirees claim that the retiree medical benefits were vested and that the amendments breached the applicable collective bargaining agreements in violation of ERISA and the Labor Management Relations Act. Crown Cork and the USWA parties have submitted their dispute to binding arbitration in Pittsburgh, Pennsylvania. The arbitrator granted partial summary judgment to the USWA parties with respect to employees who retired prior to the 1993 collective bargaining agreement and denied both the USWA parties’ motion for summary judgment and Crown Cork’s motion for summary judgment with respect to employees who retired under the 1993 and the 1998 collective bargaining agreements, concluding that there are factual issued respecting those retirees which must be resolved at a hearing scheduled for March 2007. With respect to litigation involving Crown Cork and the IAM parties, a federal district court in Nebraska ruled that, pursuant to the collective bargaining agreement, the matter should be resolved through arbitration. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of these cases is uncertain and if they are decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels. Restoration of the retiree medical benefits to their pre-amendment levels would increase the accumulated postretirement benefit obligation by approximately $59, the annual charge to income by approximately $9, and the annual payments to retirees by approximately $2 in the initial years after restoration.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $3.6 billion as of December 31, 2006 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for purchases of capital assets of approximately $42.

Crown Cork & Seal Company, Inc.

At December 31, 2006 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $38. Several agreements outstanding at December 31, 2006 did not provide liability limits. At December 31, 2006, the Company had recorded liabilities of $4 for these indemnification agreements. The Company also has guarantees of $24 related to the residual value of leased assets at December 31, 2006, and has recorded a liability of $8 related to these guarantees.

O.   Restructuring

During 2006, the Company provided a net pre-tax charge of $15 for restructuring costs, including $6 for severance costs in the European Food segment to close a plant, $4 of corporate charges for the estimated settlement costs of a labor dispute related to prior restructurings, $3 for severance costs in the European Specialty Packaging segment to reduce headcount, and $4 for other severance and exit costs, partially offset by a reversal of $2 of severance costs provided during 2005.

During 2005, the Company provided a pre-tax charge of $13 for restructuring costs, including $3 in the Americas Beverage segment for severance costs to reduce headcount at a plant, $5 for severance costs to reduce headcount in a European aerosol can plant, $2 for severance costs to reduce headcount in the U.S. research and development group, and $3 for other severance and exit costs.

During 2004, the Company provided a pre-tax charge of $6 for restructuring costs. The charge primarily included $5 in a European specialty plastics operation for severance costs to reduce headcount.

The charges above represent the total amount expected to be incurred in connection with each activity. Balances remaining in the reserves at December 31, 2006 included provisions of $8 for current year actions and $3 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

The components of the restructuring reserve and movements within these components during 2006 and 2005 were as follows:

	Termination Benefits	Other Exit Costs	Total

Balance as of January 1, 2005	$14	$1	$15
Provisions	15	1	16
Payments made	(15)	(1)	(16)
Foreign currency translation and other	(2)		(2)

Balance as of December 31, 2005	12	1	13
Provisions	8	7	15
Payments made	(14)	(3)	(17)
Foreign currency translation and other	1	(1)

Balance as of December 31, 2006	$7	$4	$11

The 2005 provision of $16 as presented in the table above includes charges of $3 that were reported within discontinued operations in the consolidated statement of operations.

Crown Cork & Seal Company, Inc.

P.   Asset Impairments and Loss/Gain on Sale of Assets

During 2006, the Company recorded net pre-tax gains of $64 for asset sales and assets impairments, including a gain of $62 from the sale of a building in the European Food segment. The net building sale proceeds of $71 included a note of $37 due 2008 and supported by an irrevocable letter of credit. The Company will lease back the facility for a period of up to eighteen months and will have no other continuing involvement with the facility. The Company also sold real estate and equipment in the U.S. for $29, some of which it is leasing back including equipment under a capital lease with a net present value of $4. Deferred gains of $6 on these sales will be recognized over the lives of the leases.

During 2005, the Company recorded net pre-tax gains of $18 for asset sales and asset impairments, including a gain of $7 for the reversal of a provision for an expected loss on divestiture in Asia, and other net gains of $11 for asset sales. In Asia, the Company received a waiver of a local requirement to divest a portion of one of its subsidiaries and, accordingly, reversed its provision for the expected loss on divestiture at a price below fair value.

During 2004, the Company recorded net pre-tax charges of $31 for asset impairments and asset sales, including charges of $29 to reclassify cumulative translation adjustments to earnings from the planned sale of three businesses in South and Central America. The remaining net charges of $2 were for the write-down of various assets, offset by gains on sales of surplus property.

Q.   Stock-Based Compensation

As of December 31, 2006, the Company participated in six active stock-based incentive compensation plans sponsored by - the 1990, 1994, 1997, 2001, 2004 and 2006 plans. The plans provide for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”) and may be subject to the achievement of certain performance goals as determined by the Plan Committee designated by CHI’s Board of Directors. There were no issuances of deferred stock or SARs under any of the plans as of December 31, 2006. As of December 31, 2006, there were approximately 8.1 million shares available for awards under the 2004 and 2006 plans, and no shares were available under the other four plans. The 2004 and 2006 plans expire in April 2009 and 2016, respectively. Shares awarded are generally issued from the Company’s treasury shares.

Stock Options

A summary of stock option activity follows:

	2006

	Shares	Weighted Average Exercise Price

Options outstanding at January 1	12,137,048	$15.01
Granted	0
Exercised	(02,602,915)	6.40
Forfeited	(00,026,000)	10.11
Expired	(01,316,963)	42.03

Options outstanding at December 31	8,191,170	$13.42

Options fully vested or expected to vest at December 31	8,179,871	$13.42

Crown Cork & Seal Company, Inc.

The following table summarizes outstanding and exercisable options at December 31, 2006:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$4.25	593,358	4.0	$ 4.25	593,358	$ 4.25
$5.30	973,450	5.1	5.30	973,450	5.30
$5.49 to $8.38	816,037	4.2	7.47	804,037	7.45
$8.60	2,677,475	7.2	8.60	2,677,475	8.60
$8.75 to $19.81	1,658,100	5.6	12.99	1,333,975	13.88
$22.25 to $54.38	1,472,750	1.8	35.03	1,472,750	35.03

	8,191,170	5.2	$13.42	7,855,045	$13.60

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified, and vest either semi-annually or annually between six months and four years from the date of grant.

Options outstanding at December 31, 2006 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2006) of $82. The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $33, $29 and $3, respectively. Cash received from exercise of stock options during 2006 was $17. Since the Company is in a loss position in the U.S. it does not currently expect to realize a tax benefit from these option exercises.

At December 31, 2006, shares that were fully vested or expected to vest had an aggregate intrinsic value of $82 and a weighted-average remaining contractual term of 5.2 years, and shares exercisable had an aggregate intrinsic value of $78 and a weighted-average remaining contractual term of 5.1 years. Also at December 31, 2006, there was less than $1 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted-average recognition period of four months.

Outstanding stock options were valued at their grant-date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, volatility, a risk-free interest rate and employee termination behavior (“forfeiture rate”). The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise patterns. Volatility is the expected fluctuation of CHI’s stock price in the market and is derived from historical data about CHI’s stock price. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the date of the grant which has a contractual life similar to the option’s expected term. The forfeiture rate is based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants. Based on historical data, the Company estimated the forfeiture rate on nonvested awards to be approximately three percent at December 31, 2006.

The fair value of each stock option on the date of the grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Risk-free interest rate	4.2%	3.2%
Expected life of option (years)	4.0	4.2
Expected stock price volatility	29.9%	61.8%
Expected dividend yield	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2005 and 2004 were $4.83 and $4.46, respectively. There were no options granted during 2006.

Crown Cork & Seal Company, Inc.

Restricted Stock

Restricted stock was issued in 2005 and 2006, under the 2004 stock-based incentive compensation plan, to certain senior executive officers and vests ratably over three years on the anniversary of the date of grant. The fair value for grants with no performance goal was based on CHI’s closing stock price at the grant date. The 2006 grants included 145,144 shares that contain a market performance feature. The market performance criterion applied to these shares is the median Total Shareholder Return (“TSR”), which includes share price appreciation and dividends paid, of CHI during the three-year term of the grant measured against a peer group of companies. The level of shares which vest in February 2009 is based on the level of performance achieved, ranges between 0% and 200% of the shares awarded and are settled in stock. The 2005 and 2006 awards permit the accelerated vesting of nonvested shares upon termination of a participant due to retirement, disability or death. The fair value of each performance share was calculated as $21.17 using a Monte Carlo valuation model. The variables used in this model included stock price volatility of 36.9%, an expected term of three years and a risk-free interest rate of 4.7%, along with other factors associated with the relative performance of CHI’s stock price and shareholder returns when compared to the companies in the peer group.

A summary of restricted stock transactions during the year ended December 31, 2006 follows:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Beginning outstanding	604,196	$13.05
Awarded	422,584	19.46
Released	(201,397)	13.05

Ending outstanding	825,383	16.33

Compensation expense for restricted stock was $6 in 2006 and $3 in 2005, and there was no expense for 2004. No tax benefit was recognized for these costs due to the U.S. valuation allowance as discussed in Note V. As of December 31, 2006, there was $7 of unrecognized compensation cost related to outstanding nonvested restricted stock awards. This cost is expected to be recognized over the remaining weighted-average vesting period of 1.6 years. The total fair value of shares that vested during the year ended December 31, 2006 was $3.

Crown Cork & Seal Company, Inc.

R.   Debt

	2006	2005

Short-term debt (1)
U.S. dollar bank loans/overdrafts	$20	$10
Other currency bank loans/overdrafts	58	62

Total short-term debt	$78	$72

Long-term debt
Credit facility borrowings: (2)
U.S. dollar	$60	$210
Other currencies	119	41
Senior secured notes:
Euro (€460) 6.25% first priority due 2011	606	544
First priority term loans:
U.S. dollar at LIBOR plus 1.75% due 2012	361	165
Euro (€284 in 2006) at EURIBOR plus 1.75% due 2012	374	339
Senior notes and debentures:
U.S. dollar 7.00% due 2006		107
U.S. dollar 9.50% due 2011	9	9
Euro (€19) 10.25% due 2011	24	22
U.S. dollar 7.625% due 2013	500	500
U.S. dollar 10.875% due 2013	3	3
U.S. dollar 7.75% due 2015	600	600
U.S. dollar 8.00% due 2023	200	200
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	150	150
Other indebtedness in various currencies:
Fixed rate with rates in 2006 from 1.0% to 14.6% due 2007 through 2015	15	26
Variable rate with average rates in 2006 from 2.0% to 7.0% due 2007 through 2014	97	70
Unamortized discounts	(5)	(5)

Total long-term debt	3,463	3,331

Less: current maturities	(43)	(139)

Total long-term debt, less current maturities	$3,420	$3,192

(1)	The weighted average interest rates for bank loans and overdrafts outstanding during 2006, 2005 and 2004 were 6.2%, 4.3% and 4.3%, respectively.
(2)	The $800 revolving credit facility is due 2011 and currently bears interest at EURIBOR or LIBOR plus 1.75%. The weighted average interest rates for the credit facilities during 2006, 2005 and 2004 were 6.7%, 5.0% and 5.0%, respectively.

Aggregate maturities of long-term debt for the five years subsequent to 2006, excluding unamortized discounts, were $43, $39, $25, $20 and $837, respectively. Cash payments for interest during 2006, 2005 and 2004 were $256, $389 and $330, respectively (including amounts capitalized of $1 in both 2006 and 2005).

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $3,476 at December 31, 2006.

During 2006, 2005 and 2004, the Company recorded pre-tax foreign exchange losses of $6 and $94, and gains of $98, respectively, primarily for certain European subsidiaries that had unhedged currency exposure arising from external and intercompany debt obligations. The gains and losses are included in translation and exchange adjustments in the Consolidated Statements of Operations.

Crown Cork & Seal Company, Inc.

S.   Debt Refinancings and Early Extinguishments

In November 2005, the Company sold $500 of 7.625% senior notes due 2013 and $600 of 7.75% senior notes due 2015, and entered into an $800 first priority revolving credit facility due 2011 and a first priority term loan facility due 2012 comprised of $165 and €287 term loans. In August 2006, the Company entered into an amendment to its first priority credit facility providing for an additional $200 first priority term loan facility due 2012. The revolving credit and term loan facilities are subject to a pricing grid and have current pricing of 1.75% above LIBOR and EURIBOR, respectively. The proceeds from the refinancing were used to repay the Company’s prior revolving credit facility and all but $36 of the second and third priority senior secured notes, issued by Crown European Holdings, Inc. (“CEH”), an indirect wholly-owned subsidiary, and to pay premiums, fees and expenses associated with the refinancing. The Company recognized a loss of $379 in connection with the refinancing, consisting of $278 of premiums and fees and the write-off of $101 of unamortized fees and unamortized interest rate swap termination costs related to the refinanced facilities and notes. During 2005, the Company also recognized an additional loss of $4 from early extinguishments of debt for premiums paid to purchase certain unsecured notes.

The notes due 2013 and 2015 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corporation, indirect, wholly-owned subsidiaries of the Company, and are guaranteed by substantially all U.S. subsidiaries. The revolving credit and term loan facilities contain financial covenants including an interest coverage ratio, a total net leverage ratio and a senior secured net leverage ratio.

The $800 revolving credit facility includes provisions for letters of credit up to $150 and €50. Outstanding letters of credit accrue interest at 1.75% and reduce the amount of borrowing capacity otherwise available. As of December 31, 2006, there were $65 of outstanding letters of credit under the facility.

During 2004 the Company repurchased $94 and £85 aggregate principal of various notes due 2004 to 2006 and recognized total charges of $6 in connection with the premiums paid on these early extinguishments of debt.

In September 2004, the Company sold €460 of 6.25% first priority senior secured notes due 2011. These issuances were part of a larger refinancing in which the Company recorded a charge of $33, as a loss from early extinguishments of debt, to write-off unamortized fees from a previous credit facility.

In connection with the November 2005 refinancing and repurchase of the significant majority of the then outstanding second and third priority senior secured notes, the $36 of remaining notes outstanding as of December 31, 2006 no longer have any secured interest. CEH may redeem the $33 of 2011 notes at any time prior to March 2007 and the $3 of 2013 notes at any time prior to March 2008, by paying a make-whole premium. Thereafter, CEH may redeem some or all of the 2011 and 2013 notes at redemption prices initially representing a premium to principal equal to one-half of the applicable interest rate on the notes, declining annually thereafter.

The €460 of 6.25% notes issued in 2004, along with the $36 of remaining principal on the notes issued in 2003, are senior obligations of CEH, and are guaranteed on a senior basis by Crown Holdings, Crown Cork, substantially all other U.S. subsidiaries, and certain subsidiaries in the U.K., Canada, France, Germany, Mexico, Switzerland and Belgium. The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium. At any time prior to September 2007 CEH may redeem up to 35% of the first priority secured notes with the net cash proceeds of certain equity offerings of capital stock of Crown Holdings that are used to capitalize CEH. CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions. In December 2006, the Company paid $15 to the holders of the first priority senior secured notes to amend the indenture to conform certain provisions to comparable provisions in the senior secured facility. Among other things, the amendments allow the Company to incur an additional $200 of indebtedness collaterlized by the same liens as the notes and to make $100 of additional restricted payments of any type, including restricted payments for the repurchase or other acquisition or retirement for value of shares of Company common stock.

Crown Cork & Seal Company, Inc.

T. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange and interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments. These instruments are not used for trading or speculative purposes. The extent to which the Company uses such instruments is dependent upon its access to them in the financial markets and its ability to utilize other methods, such as netting exposures for foreign exchange risk, to effectively achieve its goal of risk reduction. Counterparties to these contracts are major financial institutions.

Cash Flow Hedges.   The Company designates certain derivative instruments as cash flow hedges of anticipated purchases or sales, including certain foreign currency denominated intercompany transactions. The ineffective portion of these hedges was not material and no components of the hedge instruments were excluded from the measurement of hedge effectiveness.

During 2005, the Company entered into four cross-currency swaps with a notional value of $700. These swaps effectively convert fixed rate U.S. dollar intercompany debt into fixed rate euro intercompany debt. Since the terms of the swaps and the related debt are the same, the Company expects the swaps to be highly effective in reducing the related risk. In November 2006, the first of the four swaps matured and the Company paid $11 at settlement. At December 31, 2006, the three remaining swaps with an aggregate notional value of $580 and maturing in November 2007, 2009 and 2010, respectively, had an aggregate fair value loss of $70 and were reported within other current liabilities and non-current liabilities in the Consolidated Balance Sheets.

The Company has designated foreign exchange swaps and forwards and commodity forwards as cash flow hedges of anticipated foreign exchange and commodity transactions. Contracts outstanding at December 31, 2006 mature between one and eighteen months. At December 31, 2006 and 2005, the aggregate fair value of the commodity contracts were gains of $1 and $11, respectively, and were reported in other current assets consistent with the classification of the hedged items. The aggregate fair value of the foreign exchange contracts was not material and was also reported in other current assets.

The changes in accumulated other comprehensive loss associated with cash flow hedging activities during 2006 and 2005 were as follows:

	2006	2005

Balance at January 1	$0	$10
Current period changes in fair value, net of tax	(70)	(14)
Reclassifications to earnings, net of tax	72	4

Balance at December 31	$2	$0

During the twelve months ending December 31, 2007, income of approximately $1 is expected to be reclassified to earnings with respect to commodity forwards. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. No amounts were reclassified to earnings during 2006 in connection with forecasted transactions that were no longer considered probable.

Fair Value Hedges.   The Company designates certain derivative financial instruments as fair value hedges of recognized assets, liabilities, and unrecognized firm commitments. Amounts excluded from the assessment and measurement of hedge effectiveness were reported in earnings and amounted to less than $1 before income taxes in each of the last three years.

Crown Cork & Seal Company, Inc.

The Company designates certain foreign currency forward exchange contracts as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and intercompany debt, and unrecognized foreign-denominated firm commitments. At both December 31, 2006 and 2005, the aggregate fair value of these contracts was a loss of $1 and was reported in current assets or current liabilities consistent with the classification of the hedged items. There was no impact on earnings in any of the last three years from a hedged firm commitment that no longer qualified as a fair value hedge.

During 2006, the Company’s affiliate, Crown European Holdings (“CEH”), a euro functional currency subsidiary, entered into four foreign currency forward exchange contracts with a net notional value of $116 Canadian dollars to sell Canadian dollars against euro. These contracts have not been designated as hedges. Changes in their fair value are reported currently in earnings as translation and exchange adjustments, and are offset by the foreign currency gains or losses reported by CEH from the re-measurement of its $116 Canadian dollar intercompany receivable. The aggregate fair value of these contracts at December 31, 2006 was $14 and was reported in current assets.

U.   Pensions and Other Retirement Benefits

Pensions.   The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2006	2005	2004

Service cost	$9	$9	$8
Interest cost	77	78	81
Expected return on plan assets	(108)	(89)	(73)
Amortization of actuarial loss	56	62	61
Amortization of prior service cost	2	2	2

Total pension expense	$36	$62	$79

Non-U.S.	2006	2005	2004

Service cost	$35	$34	$31
Interest cost	152	163	163
Expected return on plan assets	(215)	(216)	(217)
Amortization of actuarial loss	33	46	47
Amortization of prior service cost	(6)	(7)	(6)
Cost attributable to settlements and curtailments	2	3	3

Total pension expense	$1	$23	$21

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $69, $64 and $0, respectively as of December 31, 2006 and $1,434, $1,406 and $1,291, respectively, as of December 31, 2005.

Crown Cork & Seal Company, Inc.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $204, $182 and $81, respectively, as of December 31, 2006 and $207, $183 and $78, respectively, as of December 31, 2005.

	U.S. Plans		Non-U.S. Plans

Projected Benefit Obligations	2006	2005	2006	2005

Benefit obligations at January 1	$1,434	$1,402	$2,926	$2,808
Service cost	9	9	35	34
Interest cost	77	78	152	163
Plan participants’ contributions		1	7	8
Amendments				5
Curtailments and settlements			(6)	(52)
Actuarial (gain)/loss	(14)	60	(75)	393
Benefits paid	(115)	(116)	(163)	(149)
Foreign currency exchange rate changes			368	(284)

Benefit obligations at December 31	$1,391	$1,434	$3,244	$2,926

Accumulated benefit obligations at December 31	$1,365	$1,406	$3,086	$2,762

	U.S. Plans		Non-U.S. Plans

Plan Assets	2006	2005	2006	2005

Fair value of plan assets at January 1	$1,291	$952	$2,881	$2,885
Actual return on plan assets	161	131	210	340
Employer contributions	1	323	89	78
Plan participants’ contributions		1	7	8
Benefits paid	(115)	(116)	(163)	(149)
Foreign currency exchange rate changes			376	(281)

Fair value of plan assets at December 31	$1,338	$1,291	$3,400	$2,881

Pension assets/(liabilities) included in the Consolidated Balance Sheets were:

	2006	2005

Non-current asset	$295	$871
Current liability	(14)	(25)
Non-current liability	(178)	(229)

The Company’s current liability of $14 as of December 31, 2006, represents the expected payments to be made for unfunded plans over the next twelve months. Estimated 2007 employer contributions are $48 for the Company’s funded plans.

Crown Cork & Seal Company, Inc.

Changes in the net loss and prior service cost/(benefit) for the Company’s pension plans were:

	2006		2005		2004

		Prior		Prior		Prior
	Net	service	Net	service	Net	service
	loss	cost	loss	cost	loss	cost

Balance as of January 1	$1,625	($0,015)	$1,527	($0,030)	$1,437	($0,033)
Reclassification to net period benefit cost	(00,089)	4	(00,108)	5	(00,108)	4
Current year (gain)/loss	(00,137)		287	5	151
Foreign currency translation	98	(00,005)	(00,081)	5	47	(00,001)

Balance as of December 31	$1,497	($0,016)	$1,625	($0,015)	$1,527	($0,030)

As of December 31, 2006, accumulated other comprehensive loss included a charge of $1,497 for unrecognized net losses and a credit of $16 for prior service cost. The estimated portions of the net losses and prior service cost that are expected to be recognized as components of net periodic benefit cost/(credit) in 2007 are $79 and ($5), respectively.

The expected future benefit payments as of December 31, 2006 were:

	U.S. Plans	Non-U.S. Plans

2007	$122	$171
2008	134	176
2009	112	183
2010	131	190
2011	109	197
2012 - 2016	513	1,071

Additional information concerning the plan assets is presented below.

	U.S. Plan Assets			Non-U.S. Plan Assets

	Weighted Average			Weighted Average

	2007	December 31,		2007	December 31,

Plan assets	Target Allocation	2006	2005	Target Allocation	2006	2005

Equity securities	70%	73%	75%	21%	25%	27%
Debt securities	12%	9%	8%	52%	53%	56%
Real estate	3%	2%	2%	8%	9%	8%
Other	15%	16%	15%	19%	13%	9%

	100%	100%	100%	100%	100%	100%

Plan assets included $128 and $119 of CHI’s common stock at December 31, 2006 and 2005, respectively.

The non-U.S. plan asset percentages are those of the U.K. plan, which is the primary non-U.S. plan with assets. The “other” caption of plan assets primarily includes alternate investments such as private equities and hedge funds.

The Company’s investment strategy in the U.S. plan is to provide the fund with an ability to earn attractive long-term rates of return on its assets at an acceptable level of risk. The equity portions of the program are diversified within the U.S. and international markets based on capitalization, valuations and other factors. Debt securities include all sectors of the marketable bond markets.

Crown Cork & Seal Company, Inc.

The Company’s investment strategy in the U.K. plan is to invest 52% of its assets in investment grade bonds that match the liability profile. The remaining assets are invested in U.K. and global equities, real estate, high-yield bonds and alternate investments. The allocation of assets is determined after considering the plan’s financial position, liability profile and funding requirements.

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2006	2005	2004

Discount rate	5.9%	5.7%	5.8%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2006	2005	2004

Discount rate	5.2%	5.0%	6.3%
Compensation increase	3.5%	3.5%	4.3%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2006	2005	2004

Discount rate	5.7%	5.8%	6.3%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	9.0%	9.0%

Non-U.S.	2006	2005	2004

Discount rate	5.0%	6.3%	6.7%
Compensation increase	3.5%	4.3%	4.3%
Long-term rate of return	7.1%	8.1%	8.5%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets, adjusted for current interest rates as appropriate.

Other Postretirement Benefit Plans.   The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

The components of the net postretirement benefits cost were as follows:

	2006	2005	2004

Service cost	$4	$4	$3
Interest cost	33	38	39
Amortization of prior service cost	(16)	(13)	(12)
Amortization of actuarial loss	13	15	14

Total postretirement benefit cost	$34	$44	$44

Crown Cork & Seal Company, Inc.

The following provides the components of the changes in the benefit obligations:

	2006	2005

Benefit obligations at January 1	$639	$685
Service cost	4	4
Interest cost	33	38
Amendments	3	(52)
Actuarial (gain)/loss	(24)	11
Benefits paid	(43)	(47)
Foreign currency exchange rate changes	2

Benefit obligations at December 31	$614	$639

Changes in the net loss and prior service cost/(benefit) for the Company’s postretirement benefit plans were:

	2006		2005		2004

		Prior		Prior		Prior
	Net	service	Net	service	Net	service
	loss	cost	loss	cost	loss	cost

Balance as of January 1	$219	($136)	$224	($ 99)	$203	($109)
Reclassification to net periodic benefit cost	(13)	16	(15)	13	(14)	12
Current year (gain)/loss	(24)		11
Amendments		3		(52)	33
Foreign currency translation	1	(2)	(1)	2	2	(2)

Balance as of December 31	$183	($119)	$219	($136)	$224	($ 99)

As of December 31, 2006, accumulated comprehensive loss included a charge of $183 for unrecognized losses and a credit of $119 for prior service cost. The estimated portions of the net losses and prior service cost that are expected to be recognized as components of net periodic benefit cost/(credit) in 2007 are $13 and ($16), respectively.

The U.S. plans were amended in 2003 and 2005 to, among other things, require additional retiree contributions for medical and prescription drug costs. As described in Note N, the validity of the 2003 amendments is being litigated. The Company believes that it had the right to make such amendments and intends to contest the matter vigorously. However, the ultimate outcome of the litigation is uncertain and if the litigation is decided adversely, the Company could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels.

The expected future benefit payments are $43 in 2007, $44 in 2008, $45 in 2009, $45 in 2010, $46 in 2011, and $220 in aggregate for 2012 through 2016. These payments are net of expected Medicare Part D subsidies of $4 in each of the years 2007 to 2011 and $18 in aggregate for 2012 through 2016. Benefits paid of $43 in 2006 are net of $4 of subsidies.

The health care accumulated postretirement benefit obligations were determined at December 31, 2006 using health care trends of 9.4% decreasing to 5.1% over eight years. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by $61 and the total of service and interest cost by $4. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $51 and the total of service and interest cost by $3.

Crown Cork & Seal Company, Inc.

The weighted average actuarial assumptions used to calculate the benefit obligations and cost are the same as those used for the pension plans as presented above.

Employee Savings Plan.   The Company sponsors Savings Investment Plans which cover substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 3% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan.   The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share of CHI. The Company’s contribution is equivalent to 15% of the quarter-ending market price of CHI. Total shares purchased under the plan in 2006 and 2005 were 52,149 and 69,652, respectively, and the Company’s contributions were less than $1 in both years.

V.   Income Taxes

Pre-tax income/(loss) for the years ended December 31 was taxed under the following jurisdictions:

	2006	2005	2004

U.S.	$39	($68)	($108)
Foreign	296	(202)	229

	$335	($270)	$121

The provision/(benefit) for income taxes consisted of the following:

Current tax:

U.S. federal			($4)
State and foreign	$48	$55	56

	$48	$55	$52

Deferred tax:

U.S. federal	($121)	($12)	($6)
State and foreign	11	(32)	21

	(110)	(44)	15

Total	($62)	$11	$67

The provision for income taxes differed from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income/(loss) as a result of the following items:

	2006	2005	2004

U.S. statutory rate at 35%	$117	($95)	$42
Minimum pension liability adjustment	(121)
Valuation allowance	(11)	111	(4)
Impairment losses			10
Tax on foreign income	(30)	(20)	(6)
Withholding taxes	11	9	8
Other items, net	(28)	6	17

Income tax provision/(benefit)	($62)	$11	$67

Crown Cork & Seal Company, Inc.

The minimum pension adjustment caption for 2006 includes a credit of $121 due to the reversal of the Company’s U.S. minimum pension liability adjustment under FAS No. 87. During 2001, the Company recorded a charge to establish a valuation allowance against its U.S. deferred tax assets, including $121 of deferred tax assets related to its defined benefit pension plan that were originally recorded through other comprehensive income. Upon the elimination of the minimum pension liability at December 31, 2006 under FAS No. 87, the Company reclassified the credit of $121 in accumulated other comprehensive income to the statement of operations.

The valuation allowance caption for 2006 includes a credit of $25 in the U.S. operations, partially offset by charges of $14 in non-U.S. operations, including Canada and France.

The other items caption for 2006 includes a benefit of $13 for a reinvestment tax credit related to the investment of proceeds from the sale of a building in the European Food segment as discussed in Note P. The caption also includes, among other items, $10 for the reversal of U.S. state tax contingencies upon completion of audits and $5 for the partial reversal of a U.K. tax contingency, as discussed below, based on a settlement covering the remaining period under examination.

The other items caption for 2005 includes, among other things, a benefit of $5 for the partial reversal of a U.K. tax contingency of $16 that was provided during 2004, as discussed below. The reversal of $5 was based on a settlement covering a portion of the period under examination.

The impairment losses caption for 2004 includes the tax effect of the non-deductible charge of $29 for the write-off of cumulative translation adjustments as discussed in Note P. The other items caption for 2004 primarily includes charges of $18 for tax contingencies and a charge of $6 due to a 2004 change in the French capital gains tax rules, partially offset by other net benefits of $7, including adjustments for federal, state and foreign refunds and credits due. The primary item included in the $18 of tax contingencies was $16 for a transfer pricing issue in the U.K.

The Company paid taxes, net of refunds, of $71, $70 and $74 in 2006, 2005 and 2004, respectively.

The components of deferred taxes at December 31 were:

	2006		2005

	Assets	Liabilities	Assets	Liabilities

Depreciation	$6	$143	$9	$177
Tax loss and credit carryforwards	538		572
Postretirement and postemployment benefits	261		237
Pensions	33	76	67	260
Asbestos	69		75
Inventories	2	17	1	17
Accruals and other	78	41	84	35
Valuation allowances	(796)		(822)

Total	$191	$277	$223	$489

Prepaid expenses and other current assets included $10 and $12 of deferred tax assets at December 31, 2006 and 2005, respectively.

Tax loss and credit carryforwards expire as follows: 2007 - $5; 2008 - $7; 2009 - $4; 2010 - $3; 2011 - $2; thereafter - $271; unlimited - $246. The majority of those expiring after 2011 relate to $211 of U.S. federal tax loss carryforwards that expire through 2025, and $26 of state tax loss carryforwards. The unlimited carryforwards primarily include tax losses and credits in Europe. The tax loss carryforwards presented above exclude $11 of windfall tax benefits that will be recorded in additional paid-in capital when realized. In addition, approximately $20 of the $796 of valuation allowance will be credited to additional paid-in capital if reversed in a subsequent period.

Crown Cork & Seal Company, Inc.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in these jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $796 as of December 31, 2006 included $566 in the U.S., $146 in France, $31 in Canada and $53 in other non-U.S. operations.

The Company has a full valuation allowance against its U.S. net deferred tax assets of $566, consisting of $620 of deferred tax assets and $54 of deferred tax liabilities. The U.S. deferred tax assets of $566 include, among other items, $230 of U.S. federal tax loss and tax credit carryforwards, $227 related to postretirement and postemployment benefits, and $69 related to asbestos liabilities. Despite pre-tax income in the U.S. operations of $73 in 2006, including $43 from foreign source income, the Company remains in a cumulative three-year loss position and has determined that a full valuation allowance was appropriate for its U.S. net deferred tax assets as of December 31, 2006 due to these cumulative losses and uncertainty regarding the amount and timing of future taxable income. Although the U.S. deferred tax assets include $230 of benefits for U.S. federal tax loss carryforwards and credits that will not expire within the next ten years, the Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. In France, the Company has a full valuation allowance against its net deferred tax assets of $146, consisting of $187 of deferred tax assets and $41 of deferred tax liabilities. The deferred tax assets of $187 include, among other items, $157 of tax loss carryforwards. The Company’s operations in France have had losses in recent years due to significant interest expense, foreign exchange losses and, in 2005, the payment of premiums to repay a portion of the Company’s second and third priority senior secured notes as discussed in Note T. The Company determined that a full valuation allowance was appropriate for its French net deferred tax assets as of December 31, 2006 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. Although the French deferred tax assets include $157 of benefits for tax loss carryforwards that do not expire, the Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. In Canada, the Company has a full valuation allowance against its net deferred tax assets of $31, consisting of $47 of deferred tax assets and $16 of deferred tax liabilities. The deferred tax assets included, among other things, $25 of tax loss carryforwards. The Company’s operations in Canada had losses in the last three years due to decreased operating profits and increased interest expense from a corporate restructuring. The Company determined that a full valuation allowance was appropriate for its Canadian net deferred tax assets as of December 31, 2006 due to the recent losses and uncertainty regarding the amount and timing of future taxable income. The Company’s underlying assumption is that there is not sufficient positive evidence of future taxable income, after considering all sources, to overcome the negative evidence of losses in recent years. Accordingly, the Company concluded that it was more likely than not that no portion of the deferred tax assets will be realized. The valuation allowances of $53 in other non-U.S. operations includes $13 for tax loss carryforwards in an inactive entity in Europe where there are no current tax-planning strategies to utilize the losses, $35 in other European entities, and $5 in Asia.

Although the Company has determined that full valuation allowances are required as of December 31, 2006 for the U.S., France and Canada as discussed above, it is possible that improved results of operations in 2007 or thereafter could cause the Company to adjust its valuation allowance in these jurisdictions in 2007 or thereafter.

Crown Cork & Seal Company, Inc.

The cumulative amount of the Company’s share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $116 as of December 31, 2006. Management has no plans to distribute such earnings in the foreseeable future.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

COLUMN A	COLUMN B	COLUMN C Additions		COLUMN D	COLUMN E

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions- Write-Offs	Balance at end of period

For the Year Ended December 31, 2006

Allowances deducted from
assets to which they apply:

Trade accounts receivable	$ 33	$ 3	$ 3	$ 1	$ 38

Deferred tax assets	822	3		029	796

For the Year Ended December 31, 2005

Allowances deducted from
assets to which they apply:

Trade accounts receivable	42			9	33

Deferred tax assets	752	62	8		822

For the Year Ended December 31, 2004

Allowances deducted from
assets to which they apply:

Trade accounts receivable	56	(3)	2	13	42

Deferred tax assets	736	(4)	20		752